February 7, 2025

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Road
Suite 708
Tampa, FL 33634

        Re: Scienture Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended September 30, 2024
            File No. 001-39199
Dear Surendra Ajjarapu:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences